SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 August 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half Yearly Report

Exhibit No: 99.1

InterContinental Hotels Group PLC

Half Year Results to 30 June 2010

Financial results	2010	2009	% change		% change CER
			Total	Excluding LDs[1]	Total	Excluding LDs[1]
Revenue	$772m	$726m	6%	7%	6%	6%
Operating profit	$219m	$179m	22%	24%	23%	25%
Total adjusted EPS	47.0¢	41.5¢	13%
Total basic EPS [2]	49.1¢	(10.2)¢	n/m
Interim dividend per share	12.8¢	12.2¢	5%
Net debt	$1,019m	$1,328m

All figures are before exceptional items unless otherwise noted. See appendices 2 and 3 for analysis of financial headlines.

Constant exchange rate comparatives shown in appendix 4. (% CER) = change in constant currency.

1 – excluding $3m of significant liquidated damages (LDs) receipts in the first half 2009.

2 – total basic EPS after exceptional items. n/m = not meaningful

Headlines
-	Total gross revenue³ from all hotels in IHG’s system of $8.9bn, up 9% at constant currency.
-	Global constant currency first half RevPAR growth of 3.9% driven by occupancy.
-	Global constant currency second quarter RevPAR growth of 7.4%, including a rate decline of 0.5%.
-	19,003 rooms (148 hotels) added, 9,982 (65 hotels) on a net basis. Total system of 656,661 rooms ( 4,503 hotels), up 4%.
-	19,126 rooms (130 hotels) signed, taking the pipeline to 197,431 rooms (1,302 hotels).
-	Interim dividend up 5% to 12.8¢, equivalent to 8.0p at the closing exchange rate on 6 August 2010.
-	InterContinental Buckhead, Atlanta sold on 1 July for $105m, in line with strategy to reduce capital intensity.

³ - See appendix 5 for definition

Recent trading
-	July global constant currency RevPAR of 8.1%; 6.4% Americas, 10.0% EMEA and 15.0% Asia Pacific.

Business Update
-

Powerful and distinct brands: The $1 billion relaunch of Holiday Inn remains on track.2,585 hotels are now operating under the new Holiday Inn standards, 76% of the total estate. Relaunched hotels are performing at the top end of our expected range.
We continue to drive up the overall quality of the estate with 75,000 new rooms under construction of which c.140 hotels (21,000 rooms) are expected to open in the remainder of this year. 9,021 rooms (83 hotels) were removed from the system in the first half. Total r oom removals are still expected to be in the region of 40,000 in 2010.

-

Leadership position in Greater China: with 132 hotels open and 148 in our development pipeline we continue to build our leading position in the region. Over 50% of our pipeline comprises our upscale brands, illustrating the potential speed of revenue growth from this rapidly expanding market.

-

System delivery: this continued to improve with 68% of rooms revenue booked through IHG’s channels or by Priority Club Rewards members direct to hotel (2009: 66%). Priority Club Rewards members now total almost 52m (2009: 44m).

-

Focus on efficiency: First half regional and central costs of $108m increased $9m at constant exchange rates ($12m at reported rates) due to higher performance based short term incentive costs. IHG is on track to maintain the c. $75m of sustainable savings achieved in 2009 across regional and central costs and managed and franchised cost of sales.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“Trading strengthened as the first half progressed with global Revenue per Available Room (RevPAR) up 3.9% overall and 7.4% in the second quarter. Asia is leading the recovery with Greater China reporting RevPAR up 29.4% in the half. As anticipated, occupancy drove RevPAR increases, with business travellers returning in greater numbers. Rates are now stabilising across the world, with most markets seeing rate growth towards the end of the first half. The economic environment does remain uncertain, however, with short b ooking windows and limited visibility.

“During the downturn we worked closely with our owners to reduce costs, drive revenue and build the strength of our system and brands. In the first half we signed 130 hotels and opened 148, despite the tough financing environment. The quality of these new hotels is exceptionally high, particularly in China where both our pipeline and system of open hotels are skewed towards more upscale developments. We have now completed the relaunch of nearly 2,600 Holiday Inn hotels worldwide out of a total of 3,400, and the performance of these hotels continues to meet or beat our expectations.
“These efforts put us in great shape to increase share in what is now a rising market. Having maintained the dividend through the recession and balancing the improvement in trading with the continued economic uncertainty, the Board is announcing an increase in the dividend of 5%.”

Americas

Revenue performance

RevPAR increased 2.2% in the first half, with second quarter growth of 5.8%. In the US, Holiday Inn and Holiday Inn Express outperformed their segments by 1.4 and 0.4 percentage points respectively, reporting RevPAR growth of 0.1% at Holiday Inn (including 3.2% for Q2) and 0.4% at Holiday Inn Express (including 3.6% for Q2). Revenues increased 5% to $393m.

Operating profit performance

Operating profit increased 20% from $149m to $179m. Franchised hotels ’ operating profit grew 6% driven by a royalty fee revenue increase of 8%. In the managed business, operating profit of $13m compares to a loss of $9m in 2009 which included a $19m charge for priority guarantee shortfalls. Owned and leased hotels’ operating profit of $4m was flat on 2009 reflecting RevPAR growth of 5.9% offset by a $3m reinstatement of depreciation on hotels classified as held for sale in the first half of 2009.

EMEA

Revenue performance

RevPAR increased 4.0% in the first half, with second quarter growth of 7.2%. Performance was strongest in Germany where RevPAR grew 16.5% whilst mixed trading conditions across the Middle East led to a 4.8% RevPAR decline in that region. RevPAR growth of just 1.2% in the UK was due primarily to previously contracted lower rate business. Revenues increased 3% to $192m (4% CER). Excluding one liquidated damages receipt of $3m in 2009, revenues increased 5% to $192m (5% CER).

Operating profit performance

Excluding the impact of the $3m liquidated damages receipt in 2009, operating profit grew 5% to $58m (9% CER). On this same basis franchised hotels’ operating profit grew $1m to $28 m driven by a 4% increase in room count offset by a $2m reduction in initial franchising, relicensing and termination fees. Managed hotels’ operating profit declined by $1m to $32m, with growth in Europe being offset by difficult trading in certain parts of the Middle East. Owned and leased hotels’ operating profit grew $5m to $15m driven by 15.0% RevPAR growth at InterContinental Park Lane and 13.1% growth at InterContinental Paris Le Grand.

Asia Pacific

Revenue performance

RevPAR increased 13.0% in the first half, with second quarter growth of 16.1%. Greater China was the strongest performing region with RevPAR growth of 29.4%, boosted by the Global Expo in Shanghai where RevPAR grew 48.4%. Revenues increased 29% to $137m (25% CER).

Operating profit performance

Operating profit increased 106% to $35m (94% CER). Franchised hotels’ operating profit increased $1m to $3m. Managed hotels’ operating profit grew 76% to $30m (65% CER) primarily driven by 31.2% RevPAR growth across IHG’s managed operations in Greater China and 12% rooms growth across the region. Operating profit at owned and leased hotels increased 27% to $14m reflecting RevPAR growth of 16.5% at InterContinental Hong Kong.

Interest and tax

The interest charge for the period increased $3m to $31m as the impact of lower levels of average net debt was offset by a higher average cost of debt.

Based on the position at the end of the half, the tax charge has been calculated using an estimated annual tax rate of 28% (Estimated annual tax rate at H1 2009: 22%).

Cash flow & net debt

IHG’s balance sheet has been strengthened with net debt down to $1.0bn (including the $205m finance lease on the InterContinental Boston) from $1.3bn as at 30 June 2009. Post period end, the InterContinental Buckhead, Atlanta was sold on 1 July 2010 for $105m, $23m above net book value. Proceeds have been used to reduce debt.

Following the 2009 actuarial review of the UK Pension Plan, the Company has agreed with the Plan Trustees to make additional contributions up to a total of £100m by 31 March 2017. The agreement includes three additional annual contributions of £10m payable over the period 2010-2012, a 7.5% share of net proceeds from the disposal of hotels and a top-up in 2017 to the £100m total if required. The scheme is formally valued every three years and any future valuations could lead to changes in the amounts payable.

During 2009 IHG extended the maturity and diversification of its debt profile issuing a seven year £250m bond in the fourth quarter using this to refinance $415m of the $500m term loan expiring in November 2010. In addition, IHG has a $1.6bn revolving credit facility expiring May 2013.

Appendix 1: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	12,320	2,938	3,745	19,003
Removals	(7,060)	(2,048)	87	(9,021)
Net openings	5,260	890	3,832	9,982
Signings	10,124	3,292	5,710	19,126

Appendix 2: Second quarter financial headlines

Three months to 30 June $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Franchised operating profit	124	112	107	97	16	14	1	1	-	-
Managed operating profit	41	21	6	(5)	19	17	16	9	-	-
Owned and leased operating profit	22	18	6	5	10	9	6	4	-	-
Regional overheads	(26)	(24)	(12)	(11)	(8)	(6)	(6)	(7)	-	-
Operating profit pre central overheads	161	127	107	86	37	34	17	7	-	-
Central overheads	(25)	(20)	-	-	-	-	-	-	(25)	(20)
Operating profit	136	107	107	86	37	34	17	7	(25)	(20)

Appendix 3: First half financial headlines

Six months to 30 June $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Franchised operating profit	219	209	188	177	28	30	3	2	-	-
Managed operating profit	75	41	13	(9)	32	33	30	17	-	-
Owned and leased operating profit	33	25	4	4	15	10	14	11	-	-
Regional overheads	(55)	(51)	(26)	(23)	(17)	(15)	(12)	(13)	-	-
Operating profit pre central overheads	272	224	179	149	58	58	35	17	-	-
Central overheads	(53)	(45)	-	-	-	-	-	-	(53)	(45)
Operating profit	219	179	179	149	58	58	35	17	(53)	(45)

Appendix 4: Constant currency operating profit movement before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
Growth	20%	19%	0%	3%	106%	94%	22%	23%

Exchange rates	GBP:USD	EUR: USD	* US dollar actual currency;
2010	0.66	0.75	** Translated at constant 2009 exchange rates
2009	0.67	0.75	*** After central overheads

Appendix 5: Definition of total gross revenue

Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

Appendix 6: Investor information for 2010 interim dividend

Ex-dividend Date: 25 August 2010
Record Date: 27 August 2010
Payment Date: 1 October 2010
Dividend payment: Ordinary shares 8.0p per share: ADRs 12.8¢ per ADR

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Joyce Lorigan):	+44 (0) 1895 512 425	+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 9.30am (London time) on 10 August at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/interims10. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)20 7806 1957
Passcode	3043618 or "InterContinental Hotels Group"

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 10 August with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development). There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7108 6370
Standard US dial-in	+1 517 345 9004
US Toll Free	866 692 5726
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 6826#.

International dial-in	+44 (0)20 7970 8268
Standard US dial-in	+1 203 369 4826
US Toll Free	877 274 0700

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 10 August. The web address is www.ihg.com/interims10 .

To watch a video of Richard Solomons reviewing our results visit our YouTube channel at www.youtube.com/ihgplc

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG franchises, leases, manages or owns, through various subsidiaries, over 4,500 hotels and more than 650,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 52 million members worldwide.

IHG has over 1,300 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTerim Management REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group (the Group or IHG) for the six months ended 30 June 2010.

GROUP PERFORMANCE

	3 months ended			6 months ended
	30 June 2010	30 June 2009%		30 June 2010	30 June 2009%
Group Results	$m	$m	change	$m	$m	change

Revenue
Americas	215	196	9.7	393	375	4.8
EMEA	102	99	3.0	192	186	3.2
Asia Pacific	68	50	36.0	137	106	29.2
Central	25	30	(16.7)	50	59	(15.3)
	____	____	____	____	____	____
Total	410	375	9.3	772	726	6.3
	____	____	____	____	____	____
Operating profit before exceptional items
Americas	107	86	24.4	179	149	20.1
EMEA	37	34	8.8	58	58	-
Asia Pacific	17	7	142.9	35	17	105.9
Central	(25)	(20)	(25.0)	(53)	(45)	(17.8)
	____	____	____	____	____	____
	136	107	27.1	219	179	22.3

Exceptional operating items	6	(175)	n/m	4	(201)	n/m
	____	____	____	____	____	____
	142	(68)	n/m	223	(22)	n/m
Net financial expenses	(16)	(14)	(14.3)	(31)	(28)	(10.7)
	____	____	____	____	____	____
Profit/(loss) before tax	126	(82)	n/m	192	(50)	n/m
	____	____	____	____	____	____

Earnings per ordinary share
Basic	30.2¢	(19.6)¢	n/m	49.1¢	(10.2)¢	n/m
Adjusted	29.5¢	26.0¢	13.5	47.0¢	41.5¢	13.3

*n/m – non meaningful

Revenue increased by 6.3% to $772m and operating profit before exceptional items increased by 22.3% to $219m during the six months ended 30 June 2010. At constant exchange rates, revenue and operating profit before exceptional items increased 5.6% and 22.9% respectively.

The results for 2009 also included $3m of liquidated damages received by IHG in respect of the settlement of a franchise contract in the EMEA region. Excluding these receipts, revenue and operating profit before exceptional items increased by 6.8% and 24.4% and at constant exchange rates by 6.1% and 25.0% respectively.

Group RevPAR increased by 3.9% during the six months ended 30 June 2010 and by 7.4% in the second quarter.

Central and regional overheads increased by $12m to $108m ($9m on a constant currency basis). Included in this increase are higher performance based short term incentive costs where no payments were made in 2009.

Profit before tax increased by $242m from a loss of $50m to a profit of $192m. Adjusted earnings per ordinary share increased by 13.3% to 47.0¢.
The IHG global system (the number of hotels which are franchised, managed, owned or leased) increased in the first half of 2010 by 65 hotels (9,982 rooms) with openings of 148 hotels (19,003 rooms) and removals of 83 hotels (9,021 rooms) continuing IHG’s strategy to reinvigorate brands through the removal of lower quality, non-brand conforming hotels. The $1bn relaunch of the Holiday Inn remains on schedule. At 30 June 2010, 2,523 hotels were open under the updated signage and brand standards.

At 30 June 2010, the IHG pipeline which represents hotels and rooms where a contract has been signed and the appropriate fees paid, totalled 1,302 hotels (197,431 rooms), a decline of 136 hotels (12,932 rooms) since the year end. The movement comprised additions to the pipeline totalling 130 hotels (19,126 rooms), offset by openings and pipeline terminations which occur for a number of reasons such as withdrawal of financing and changes in local market conditions.

THE AMERICAS

	3 months ended			6 months ended
	30 June 2010	30 June 2009%		30 June 2010	30 June 2009%
Americas Results	$m	$m	change	$m	$m	change

Revenue
Franchised	123	115	7.0	221	214	3.3
Managed	30	24	25.0	59	55	7.3
Owned and leased	62	57	8.8	113	106	6.6
	____	____	____	____	____	____
Total	215	196	9.7	393	375	4.8
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	107	97	10.3	188	177	6.2
Managed	6	(5)	220.0	13	(9)	244.4
Owned and leased	6	5	20.0	4	4	-
	____	____	____	____	____	____
	119	97	22.7	205	172	19.2
Regional overheads	(12)	(11)	(9.1)	(26)	(23)	(13.0)
	____	____	____	____	____	____
Total	107	86	24.4	179	149	20.1
	____	____	____	____	____	____

Revenue and operating profit before exceptional items increased by $18m to $393m (4.8%) and $30m to $179m (20.1%) respectively during the six months ended 30 June 2010. RevPAR in the first half of the year increased by 2.2% with growth strengthening to 5.8% in the second quarter following a decline of 1.9% in the first quarter. All brands experienced growth in the second quarter, led by occupancy improvements.

During the first half of 2010, franchised revenue and operating profit increased by $7m to $221m (3.3%) and $11m to $188m (6.2%) respectively, compared to the same period in 2009. These increases were predominantly driven by an increase in royalty revenues as a consequence of RevPAR and system size growth.

Managed revenue increased by $4m to $59m (7.3%), driven by RevPAR growth of 4.7%. The prior year operating profit included a charge of $19m for priority returns on a portfolio of hotels for which a provision for onerous contracts was established on 31 December 2009. Excluding this, managed operating profit increased $3m (30.0%).

The managed results include $36m (2009 $36m) of revenue and $1m (2009 $3m) of operating profit from four properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.

Owned and leased revenue increased by $7m to $113m (6.6%). RevPAR across the owned and leased estate increased by 5.9% driven by occupancy increasing by 4.6 percentage points, with rate decreasing by 0.6%. Operating profit remained flat on 2009 at $4m. The first half of 2010 included depreciation of $3m for the InterContinental Buckhead and InterContinental Mark Hopkins. During the same period in 2009 no depreciation was charged as they were classified as held for sale assets. Excluding the impact of this change, owned and leased operating profit increased by $3m.

Regional Overheads increased by $3m to $26m (2009 $23m).

	Hotels		Rooms
		Change over		Change over
Americas hotel and room count	2010 30 June	2009 31 December	2010 30 June	2009 31 December
Analysed by brand
InterContinental	54	(1)	18,349	(150)
Crowne Plaza	207	5	56,606	916
Holiday Inn	880	(4)	157,206	(995)
Holiday Inn Express	1,874	28	161,434	3,150
Staybridge Suites	180	2	19,758	438
Candlewood Suites	273	19	26,996	1,713
Hotel Indigo	34	2	4,154	188
Holiday Inn Club Vacations	6	-	2,892	-
Other brands	22	-	3,219	-
	____	____	______	_____
Total	3,530	51	450,614	5,260
	____	____	______	_____
Analysed by ownership type
Franchised	3,300	55	403,816	5,812
Managed	220	(3)	43,388	(250)
Owned and leased	10	(1)	3,410	(302)
	____	____	______	_____
Total	3,530	51	450,614	5,260
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
Americas pipeline	2010 30 June	2009 31 December	2010 30 June	2009 31 December
Analysed by brand
InterContinental	8	2	2,392	352
Crowne Plaza	30	(3)	6,409	(553)
Holiday Inn	183	(33)	24,051	(3,891)
Holiday Inn Express	426	(60)	38,620	(4,818)
Staybridge Suites	102	(14)	10,771	(1,737)
Candlewood Suites	139	(30)	12,221	(2,630)
Hotel Indigo	47	-	6,104	117
	____	____	______	_____
Total	935	(138)	100,568	(13,160)
	____	____	______	_____
Analysed by ownership type
Franchised	924	(139)	97,677	(13,431)
Managed	11	1	2,891	271
	____	____	______	_____
Total	935	(138)	100,568	(13,160)
	____	____	______	_____

The Americas system size increased in the first half of 2010 by 51 hotels (5,260 rooms), with 120 hotels (12,320 rooms) joining the system and 69 hotels (7,060 rooms) leaving the system. The majority of removals (6,153 rooms) were planned and relate to the reinvigoration and global relaunch of the Holiday Inn brand.

The Americas pipeline at 30 June 2010 totalled 935 hotels (100,568 rooms) representing a decline of 13,160 rooms over the pipeline at 31 December 2009. This was primarily due to a decrease in signings in the first half of 2010 at 86 hotels (10,124 rooms), compared to 130 hotels (15,004 rooms) in the first half of 2009.

Europe, Middle East and Africa (EMEA)

	3 months ended			6 months ended
	30 June 2010	30 June 2009%		30 June 2010	30 June 2009%
EMEA Results	$m	$m	change	$m	$m	change

Revenue
Franchised	20	19	5.3	37	40	(7.5)
Managed	32	31	3.2	61	59	3.4
Owned and leased	50	49	2.0	94	87	8.0
	____	____	____	____	____	____
Total	102	99	3.0	192	186	3.2
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	16	14	14.3	28	30	(6.7)
Managed	19	17	11.8	32	33	(3.0)
Owned and leased	10	9	11.1	15	10	50.0
	____	____	____	____	____	____
	45	40	12.5	75	73	2.7
Regional overheads	(8)	(6)	(33.3)	(17)	(15)	(13.3)
	____	____	____	____	____	____
Total	37	34	8.8	58	58	-
	____	____	____	____	____	____

Revenue increased by $6m to $192m (3.2%) and operating profit remained flat at $58m during the six months ended 30 June 2010. The region received liquidated damages of $3m in the first half of 2009. Excluding these receipts, revenue increased by 4.9% and operating profit increased by 5.5% and at constant exchange rates by 5.5% and 9.1% respectively. RevPAR increased by 4.0% in the six months to 30 June 2010, including a 7.2% increase in the second quarter.

Franchised revenue and operating profit decreased by $3m to $37m (7.5%) and by $2m to $28m (6.7%) respectively. The decrease includes the receipt of $3m liquidated damages in the first six months of 2009. Excluding this, revenue was flat on 2009 at $37m and operating profit increased by $1m (3.7%).

Royalty revenues in EMEA increased by $3m due to growth in RevPAR of 5.6% and increased system size during the first half of 2010. RevPAR growth was strongest in Germany attributable in part to increased trade fair and corporate event activity, while system size grew most through the Holiday Inn and Holiday Inn Express brands in the Middle East. Declines in non-royalty revenues, such as fees associated with new signings, relicensing and terminations, lowered franchise revenue growth.

Managed revenue increased by $2m to $61m (3.4%). Overall managed RevPAR increased by 0.6%. Trading has improved in European markets in the first six months of 2010 with mixed conditions in the Middle East where year on year growth in Egypt, Lebanon and Saudi Arabia was offset by declines in the Gulf region. For the UK, RevPAR increases in London were offset by declines in the Provinces. EMEA managed operating profit decreased marginally by $1m.

In the owned and leased estate RevPAR increased by 12.7%, resulting in a revenue increase of $7m to $94m (8.0%). Operating profit increased by $5m to $15m (50%) reflecting strong RevPAR growth of 13.1% at the InterContinental Paris Le Grand and year on year margin improvement.

Regional overheads increased by $2m to $17m compared to the first half of 2009. This was impacted by an unfavourable sterling to dollar exchange rate during the period. Excluding this, net overheads increased by $1m.

	Hotels		Rooms
		Change over		Change over
EMEA hotel and room count	2010 30 June	2009 31 December	2010 30 June	2009 31 December
Analysed by brand
InterContinental	65	-	20,327	(259)
Crowne Plaza	95	2	22,566	409
Holiday Inn	332	(1)	53,433	61
Holiday Inn Express	199	2	23,892	633
Staybridge Suites	4	-	565	-
Hotel Indigo	2	1	110	46
Other brands	2	-	293	-
	____	____	______	_____
Total	699	4	121,186	890
	____	____	______	_____
Analysed by ownership type
Franchised	526	6	79,803	1,587
Managed	169	(2)	39,937	(697)
Owned and leased	4	-	1,446	-
	____	____	______	_____
Total	699	4	121,186	890
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
EMEA pipeline	2010 30 June	2009 31 December	2010 30 June	2009 31 December
Analysed by brand
InterContinental	22	(1)	5,861	(239)
Crowne Plaza	23	(1)	6,647	6
Holiday Inn	43	(2)	9,661	(768)
Holiday Inn Express	45	(4)	6,296	(792)
Staybridge Suites	8	1	973	121
Hotel Indigo	6	2	588	237
Other brands	-	-	-
	____	____	______	_____
Total	147	(5)	30,026	(1,435)
	____	____	______	_____
Analysed by ownership type
Franchised	87	(6)	13,112	(1,840)
Managed	60	1	16,914	405
	____	____	______	_____
Total	147	(5)	30,026	(1,435)
	____	____	______	_____

During the first half of 2010, EMEA system size increased by 4 hotels (890 rooms), including 16 additions (2,938 rooms) offset by removals of 12 hotels (2,048 rooms).

The EMEA pipeline at 30 June 2010 totalled 147 hotels (30,026 rooms) representing a decline of 1,435 rooms over the pipeline at 31 December 2009. A total of 22 hotels (3,292 rooms) were added to the region’s pipeline during the first six months of 2010, compared to 16 hotels (3,781 rooms) in the same period of 2009.

Asia Pacific

	3 months ended			6 months ended
	30 June 2010	30 June 2009%		30 June 2010	30 June 2009%
Asia Pacific Results	$m	$m	change	$m	$m	change

Revenue
Franchised	3	3	-	6	6	-
Managed	35	22	59.1	68	43	58.1
Owned and leased	30	25	20.0	63	57	10.5
	____	____	____	____	____	____
Total	68	50	36.0	137	106	29.2
	____	____	____	____	____	____
Operating profit before exceptional items
Franchised	1	1	-	3	2	50.0
Managed	16	9	77.8	30	17	76.5
Owned and leased	6	4	50.0	14	11	27.3
	____	____	____	____	____	____
	23	14	64.3	47	30	56.7
Regional overheads	(6)	(7)	14.3	(12)	(13)	7.7
	____	____	____	____	____	____
Total	17	7	142.9	35	17	105.9
	____	____	____	____	____	____

Revenue increased by $31m to $137m (29.2%) and operating profit before exceptional items increased by $18m to $35m (105.9%). At constant exchange rates, revenue and operating profit increased by $26m (24.5%) and by $16m (94.1%) respectively. RevPAR increased by 13.0% compared to the first half of 2009, with growth of 29.4% in Greater China. In the three months to 30 June 2010, RevPAR increased by 16.1%.

Franchised revenue was flat on 2009 at $6m and operating profit increased by $1m to $3m.

Managed revenue increased by $25m to $68m (58.1%) and managed operating profit increased by $13m to $30m (76.5%). Managed RevPAR increased by 14.2%, compared to the first half of 2009. Growth in Greater China was particularly strong at 31.2%, with the Shanghai Expo driving a 48.4% RevPAR increase for IHG hotels in the city.

In the owned and leased estate, revenue and operating profit increased by $6m to $63m (10.5%) and by $3m to $14m (27.3%) respectively, reflecting a RevPAR increase of 16.5% at the InterContinental Hong Kong.

Regional overheads decreased by $1m to $12m compared to the first half of 2009.

	Hotels		Rooms
		Change over		Change over
Asia Pacific hotel and room count	2010 30 June	2009 31 December	2010 30 June	2009 31 December
Analysed by brand
InterContinental	49	3	18,326	1,290
Crowne Plaza	74	3	24,506	1,359
Holiday Inn	103	1	29,386	391
Holiday Inn Express	28	2	6,938	474
Other brands	20	1	5,705	318
	____	____	______	_____
Total	274	10	84,861	3,832
	____	____	______	_____
Analysed by ownership type:
Franchised	33	(1)	7,333	12
Managed	239	11	76,835	3,820
Owned and leased	2	-	693	-
	____	____	______	_____
Total	274	10	84,861	3,832
	____	____	______	_____

	Hotels		Rooms
		Change over		Change over
Asia Pacific pipeline	2010 30 June	2009 31 December	2010 30 June	2009 31 December
Analysed by brand
InterContinental	32	(2)	11,429	(604)
Crowne Plaza	72	-	25,190	238
Holiday Inn	82	5	22,164	1,527
Holiday Inn Express	30	2	7,368	138
Hotel Indigo	4	2	686	364
	____	____	______	_____
Total	220	7	66,837	1,663
	____	____	______	_____
Analysed by ownership type
Franchised	2	-	326	-
Managed	218	7	66,511	1,663
	____	____	______	_____
Total	220	7	66,837	1,663
	____	____	______	_____

Asia Pacific system size increased by 10 hotels (3,832 rooms) in the first half of 2010 to 274 hotels (84,861 rooms), including openings of 12 hotels (3,745 rooms). Openings included 8 hotels (2,869 rooms) in Greater China.

The pipeline in Asia Pacific increased by 7 hotels (1,663 rooms) to 220 hotels (66,837 rooms). This included signings of 22 hotels (5,710 rooms) compared to 13 hotels (3,969 rooms) in the first half of 2009. Signings included 19 hotels (5,217 rooms) in Greater China.

Central

Net central costs increased by $8m to $53m during the six months ended 30 June 2010. On a constant currency basis net central costs increased by $6m, due mainly to higher performance based short term incentive costs where no payments were made in 2009.

System Funds

In the six months ended 30 June 2010, system fund assessments increased by $47m to $520m due to the growth in RevPAR and system size.

OTHER FINANCIAL INFORMATION

Exceptional Operating Items

Exceptional operating items, a credit of $4m in the six months ended 30 June 2010, included an $8m gain on sale of other financial assets offset by $3m in relation to the ongoing Holiday Inn relaunch and $1m of non-cash impairment.

Net Financial Expenses

Net financial expenses increased from $28m to $31m for the six months ended 30 June 2010 as a higher average cost of debt as a result of the £250m 6% bonds issued in December 2009 offset lower net debt levels.

Taxation

The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 28%. By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 34%. This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $2m. This represented tax refunded relating to a prior year hotel disposal, deferred and current tax relief on exceptional costs and tax arising on the sale of other financial assets.

Net tax paid in the six months ended 30 June 2010 totalled $38m.

Dividends

The Board has proposed an interim dividend per share of 12.8¢ (8.0p).

Capital Structure and Liquidity Management

The Group has continued its focus on cash management during the six months ended 30 June 2010. In the period, $181m of cash was generated from operating activities, an increase of $90m over the same period in 2009. The other key elements of the cash flow included proceeds from the disposal of hotels and investments of $17m and capital expenditure of $47m.

Net debt at 30 June 2010 of $1,019m comprised cash and cash equivalents of $48m, loans and other borrowings of $1,027m and the exchange element of the fair value of currency swaps of $40m that fix the value of the Group’s £250m 6% bonds at $415m.

Asset Disposals

The Holiday Inn Lexington was sold on 25 March 2010. On 1 July 2010 the InterContinental Buckhead, Atlanta was sold for $105m with IHG retaining a 20 year management contract on the hotel with two 10 year extension periods at IHG’s option. The combined first half operating profit of these two hotels was $3m.

Risks and Uncertainties

The principal risks and uncertainties which could affect the Group for the remainder of the financial year remain those set out on pages 32 to 34 of the IHG Annual Report and Financial Statements 2009.

In summary, the Group is exposed to risks relating to:

•	the reputation of its brands and the protection of intellectual property rights;
•	identifying, securing and retaining franchise and management agreements;
•	political and economic developments;
•	managing changes in key personnel and senior management;
•	events that adversely impact domestic or international travel;
•	reliance upon its proprietary reservations system and exposure to the risk of failures in the system and increased competition in reservations infrastructure;
•	technology and systems;
•	the hotel industry supply and demand cycle;
•	a lack of selected development opportunities;
•	corporate responsibility;
•	litigation;
•	difficulties insuring the business;
•	the ability to borrow and satisfy debt covenants;
•	compliance with data privacy regulations;
•	information security; and
•	funding in relation to the defined benefits under its pension plans.

The economic environment remains uncertain. However there are encouraging signs of positive momentum in the industry.  Trading strengthened during the first half of the year driven primarily by occupancy as business travellers returned in greater numbers. Rates are now stabilising across the world, with most markets experiencing rate growth towards the end of the first half. Booking windows do, however, remain short and visibility limited.

The financing environment remains tough, however IHG continues to open and sign high quality hotels, although the pace of movement through the pipeline remains slow. The Holiday Inn relaunch programme is on schedule to complete later this year, and the performance of hotels currently operating under the new brand standards is ahead of expectations.

IHG’s continued investment in the business through the downturn means we are well placed to grow our market share.  Our global scale, powerful brands, revenue delivery systems, resilient cash generative business model and focus on efficiency combined with a more optimistic market outlook give us confidence in the future.

A copy of the IHG Annual Report and Financial Statements 2009 is available at www.ihgplc.com.

Directors' Responsibility Statement

The Directors confirm that to the best of their knowledge:

•	The condensed set of financial statements has been prepared in accordance with IAS 34;

•	The interim management report includes a fair review of the important events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and

•	The interim management report includes a fair review of disclosure of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Andrew Cosslett	Richard Solomons
Chief Executive	Chief Financial Officer and
Head of Commercial Development
9 August 2010	9 August 2010

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the three months ended 30 June 2010

	3 months ended 30 June 2010			3 months ended 30 June 2009
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	410	-	410	375	-	375
Cost of sales	(182)	-	(182)	(176)	-	(176)
Administrative expenses	(68)	(2)	(70)	(67)	(13)	(80)
Other operating income and expenses	3	8	11	1	-	1
	_____	____	____	_____	____	____
	163	6	169	133	(13)	120

Depreciation and amortisation	(27)	-	(27)	(26)	-	(26)
Impairment	-	-	-	-	(162)	(162)
	_____	____	____	_____	____	____

Operating profit/(loss) (note 3)	136	6	142	107	(175)	(68)
Financial income	-	-	-	1	-	1
Financial expenses	(16)	-	(16)	(15)	-	(15)
	_____	____	____	_____	____	____

Profit/(loss) before tax (note 3)	120	6	126	93	(175)	(82)

Tax (note 5)	(35)	(4)	(39)	(19)	43	24
	_____	____	____	_____	____	____
Profit/(loss) for the period from continuing operations	85	2	87	74	(132)	(58)

Profit for the period from discontinued operations	-	-	-	-	2	2
	_____	____	____	_____	____	____
Profit/(loss) for the period attributable to the equity holders of the parent	85	2	87	74	(130)	(56)
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing operations:
Basic			30.2¢			(20.4)¢
Diluted			29.3¢			(19.9)¢
Adjusted	29.5¢			26.0¢
Adjusted diluted	28.6¢			25.4¢
Total operations:
Basic			30.2¢			(19.6)¢
Diluted			29.3¢			(19.2)¢
Adjusted	29.5¢			26.0¢
Adjusted diluted	28.6¢			25.4¢
	====		====	====		====

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2010

	6 months ended 30 June 2010			6 months ended 30 June 2009
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	772	-	772	726	-	726
Cost of sales	(360)	-	(360)	(358)	-	(358)
Administrative expenses	(142)	(3)	(145)	(140)	(39)	(179)
Other operating income and expenses	4	8	12	2	-	2
	_____	____	____	_____	____	____
	274	5	279	230	(39)	191

Depreciation and amortisation	(55)	-	(55)	(51)	-	(51)
Impairment	-	(1)	(1)	-	(162)	(162)
	_____	____	____	_____	____	____

Operating profit/(loss) (note 3)	219	4	223	179	(201)	(22)
Financial income	1	-	1	2	-	2
Financial expenses	(32)	-	(32)	(30)	-	(30)
	_____	____	____	_____	____	____

Profit/(loss) before tax (note 3)	188	4	192	151	(201)	(50)

Tax (note 5)	(53)	-	(53)	(33)	48	15
	_____	____	____	_____	____	____
Profit/(loss) for the period from continuing operations	135	4	139	118	(153)	(35)

Profit for the period from discontinued operations	-	2	2	-	6	6
	_____	____	____	_____	____	____
Profit/(loss) for the period attributable to the equity holders of the parent	135	6	141	118	(147)	(29)
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing operations:
Basic			48.4¢			(12.3)¢
Diluted			47.0¢			(12.1)¢
Adjusted	47.0¢			41.5¢
Adjusted diluted	45.6¢			40.7¢
Total operations:
Basic			49.1¢			(10.2)¢
Diluted			47.6¢			(10.0)¢
Adjusted	47.0¢			41.5¢
Adjusted diluted	45.6¢			40.7¢
	====		====	====		====

InterContinental Hotels Group PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the three and six months ended 30 June 2010

	2010 3 months ended 30 June $m	2009 3 months ended 30 June $m	2010 6 months ended 30 June $m	2009 6 months ended 30 June $m

Profit/(loss) for the period	87	(56)	141	(29)

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	13	4	19	9
Losses reclassified to income on impairment	-	-	1	-
Cash flow hedges:
Gains/(losses) arising during the period	-	1	(2)	(3)
Reclassified to financial expenses	1	4	3	7
Defined benefit pension plans:
Actuarial losses, net of related tax: 2010 3 months $8m credit, 6 months $7m credit (2009 3 months $3m credit, 6 months $1m charge)	(25)	(65)	(18)	(30)
Decrease in asset restriction on plans in surplus	4	19	1	14
Exchange differences on retranslation of foreign operations, net of related tax: 2010 3 months $3m credit, 6 months $3m credit (2009 3 months $nil, 6 months $nil)	(24)	26	(45)	12
Tax related to pension contributions	-	-	1	-
	____	____	____	____
Other comprehensive (loss)/income for the period	(31)	(11)	(40)	9
	____	____	____	____
Total comprehensive income/(loss) for the period	56	(67)	101	(20)
	====	====	====	====

Attributable to:
Equity holders of the parent	56	(67)	101	(19)
Non-controlling interest	-	-	-	(1)
	_____	_____	_____	_____
	56	(67)	101	(20)
	=====	=====	=====	=====

InterContinental Hotels Group PLC

GROUP STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2010

	6 months ended 30 June 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	142	(2,649)	2,656	7	156

Total comprehensive income for the period	-	(24)	125	-	101
Issue of ordinary shares	12	-	-	-	12
Movement in shares in employee share trusts	-	(2)	(28)	-	(30)
Equity-settled share-based cost	-	-	6	-	6
Tax related to share schemes	-	-	7	-	7
Equity dividends paid	-	-	(84)	-	(84)
Exchange and other adjustments	(10)	10	-	-	-
	____	____	____	____	____
At end of the period	144	(2,665)	2,682	7	168
	====	====	====	====	====

	6 months ended 30 June 2009
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	118	(2,748)	2,624	7	1

Total comprehensive income for the period	-	26	(45)	(1)	(20)
Issue of ordinary shares	3	-	-	-	3
Movement in shares in employee share trusts	-	44	(52)	-	(8)
Equity-settled share-based cost	-	-	16	-	16
Equity dividends paid	-	-	(83)	-	(83)
Exchange and other adjustments	16	(16)	-	-	-
	____	____	____	____	____
At end of the period	137	(2,694)	2,460	6	(91)
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

InterContinental Hotels Group PLC

GROUP STATEMENT OF FINANCIAL POSITION

30 June 2010

	2010 30 June	2009 30 June	2009 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,654	1,854	1,836
Goodwill	78	95	82
Intangible assets	253	284	274
Investment in associates	43	44	45
Retirement benefit assets	10	23	12
Other financial assets	151	155	130
Deferred tax receivable	86	-	95
	_____	_____	_____
Total non-current assets	2,275	2,455	2,474
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	421	437	335
Current tax receivable	50	45	35
Cash and cash equivalents	48	109	40
Other financial assets	-	5	5
	_____	_____	_____
Total current assets	523	600	419

Non-current assets classified as held for sale	82	22	-
	______	______	______
Total assets (note 3)	2,880	3,077	2,893
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(111)	(22)	(106)
Trade and other payables	(719)	(739)	(675)
Provisions	(38)	-	(65)
Current tax payable	(188)	(341)	(194)
	_____	_____	_____
Total current liabilities	(1,056)	(1,102)	(1,040)
	_____	_____	_____
Loans and other borrowings	(916)	(1,415)	(1,016)
Retirement benefit obligations	(159)	(133)	(142)
Trade and other payables	(477)	(400)	(421)
Deferred tax payable	(100)	(118)	(118)
	_____	_____	_____
Total non-current liabilities	(1,652)	(2,066)	(1,697)

Liabilities classified as held for sale	(4)	-	-
	_____	_____	_____
Total liabilities	(2,712)	(3,168)	(2,737)
	=====	=====	=====
Net assets/(liabilities)	168	(91)	156
	=====	=====	=====
EQUITY
Equity share capital	144	137	142
Capital redemption reserve	10	11	11
Shares held by employee share trusts	(5)	(7)	(4)
Other reserves	(2,890)	(2,905)	(2,900)
Unrealised gains and losses reserve	49	23	29
Currency translation reserve	171	184	215
Retained earnings	2,682	2,460	2,656
	______	______	______
IHG shareholders’ equity	161	(97)	149
Non-controlling interest	7	6	7
	______	______	______
Total equity	168	(91)	156
	=====	=====	=====

InterContinental Hotels Group PLC

GROUP STATEMENT OF CASH FLOWS

For the six months ended 30 June 2010

	2010 6 months ended 30 June	2009 6 months ended 30 June
	$m	$m

Profit/(loss) for the period	141	(29)
Adjustments for:
Net financial expenses	31	28
Income tax charge/(credit)	53	(15)
Depreciation and amortisation	55	51
Exceptional operating items	(4)	201
Gain on disposal of assets, net of tax	(2)	(6)
Equity-settled share-based cost, net of payments	-	8
	_____	_____
Operating cash flow before movements in working capital	274	238
Net change in loyalty programme liability and System Funds surplus	58	43
Other changes in net working capital	(56)	(77)
Utilisation of provisions	(27)	-
Retirement benefit contributions, net of cost	(2)	-
Cash flows relating to exceptional operating items	(9)	(43)
	_____	_____
Cash flow from operations	238	161
Interest paid	(18)	(28)
Interest received	1	1
Tax paid on operating activities	(40)	(43)
	_____	_____
Net cash from operating activities	181	91
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(33)	(15)
Purchase of intangible assets	(11)	(24)
Investment in associates and other financial assets	(3)	(1)
Disposal of assets, net of costs and cash disposed of	4	-
Proceeds from associates and other financial assets	13	12
Tax received on disposals	2	-
	_____	_____
Net cash from investing activities	(28)	(28)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	12	1
Purchase of own shares by employee share trusts	(23)	(3)
Proceeds on release of own shares by employee share trusts	-	1
Dividends paid to shareholders	(84)	(83)
(Decrease)/increase in borrowings	(48)	54
	_____	_____
Net cash from financing activities	(143)	(30)
	_____	_____

Net movement in cash and cash equivalents in the period	10	33
Cash and cash equivalents at beginning of the period	40	82
Exchange rate effects	(2)	(6)
	_____	_____
Cash and cash equivalents at end of the period	48	109
	=====	=====

InterContinental Hotels Group plc

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and IAS 34 ‘Interim Financial Reporting’. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2009.

With effect from 1 January 2010, the Group has implemented IFRS 3 (Revised) ‘Business Combinations’ and IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’. The adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2009 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies, subject to a $13m reclassification from current trade and other payables to non-current trade and other payables in the Group statement of financial position.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the six months ended 30 June is $1= £0.66 (2010 3 months, $1 = £0.67; 2009 6 months, $1 = £0.67; 2009 3 months, $1=£0.65). In the case of the euro, the translation rate for the six months ended 30 June is $1 = €0.75 (2010 3 months, $1 = €0.79; 2009 6 months, $1 = €0.75; 2009 3 months, $1 = €0.73).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.67 (2009 31 December $1 = £0.62; 2009 30 June $1 = £0.60). In the case of the euro, the translation rate is $1 = €0.81 (2009 31 December $1 = €0.69; 2009 30 June $1 = €0.71).

3.	Segmental information
	Revenue
		2010	2009	2010	2009
		3 months ended 30 June	3 months ended 30 June	6 months ended 30 June	6 months ended 30 June
		$m	$m	$m	$m

	Americas	215	196	393	375
	EMEA	102	99	192	186
	Asia Pacific	68	50	137	106
	Central	25	30	50	59
		____	____	____	____
	Total revenue	410	375	772	726
		====	====	====	====

	All results relate to continuing operations.

Profit	2010 3 months ended 30 June $m	2009 3 months ended 30 June $m	2010 6 months ended 30 June $m	2009 6 months ended 30 June $m

Americas	107	86	179	149
EMEA	37	34	58	58
Asia Pacific	17	7	35	17
Central	(25)	(20)	(53)	(45)
	____	____	____	____
Reportable segments’ operating profit	136	107	219	179
Exceptional operating items (note 4)	6	(175)	4	(201)
	____	____	____	____
Operating profit/(loss)	142	(68)	223	(22)

Financial income	-	1	1	2
Financial expenses	(16)	(15)	(32)	(30)
	____	____	____	____
Profit/(loss) before tax	126	(82)	192	(50)
	====	====	====	====

All results relate to continuing operations.

Assets	2010 30 June $m	2009 30 June $m	2009 31 December $m

Americas	1,058	1,120	970
EMEA	827	988	926
Asia Pacific	630	617	631
Central	181	198	196
	____	____	____
Segment assets	2,696	2,923	2,723

Unallocated assets:
Deferred tax receivable	86	-	95
Current tax receivable	50	45	35
Cash and cash equivalents	48	109	40
	____	____	____
Total assets	2,880	3,077	2,893
	====	====	====

4.	Exceptional items
		2010 3 months ended 30 June $m	2009 3 months ended 30 June $m	2010 6 months ended 30 June $m	2009 6 months ended 30 June $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	(2)	(9)	(3)	(14)
	Enhanced pensions transfer (b)	-	-	-	(21)
	Reorganisation and related costs (c)	-	(4)	-	(4)
		____	____	____	____
		(2)	(13)	(3)	(39)
	Other operating income and expenses:
	Gain on sale of other financial assets (d)	8	-	8	-

	Impairment:
	Property, plant and equipment (e)	-	(28)	-	(28)
	Goodwill (f)	-	(57)	-	(57)
	Intangible assets (g)	-	(32)	-	(32)
	On reclassification of hotels from assets held for sale (h)	-	(45)	-	(45)
	Other financial assets (i)	-	-	(1)	-
		____	____	____	____
		-	(162)	(1)	(162)
		____	____	____	____
		6	(175)	4	(201)
		====	====	====	====
	Tax
	Tax on exceptional operating items	(4)	43	-	48
		====	====	====	====
	Discontinued operations:
	Gain on disposal of assets (j):
	Gain on disposal of hotels	-	2	-	2
	Tax credit	-	-	2	4
		____	____	____	____
		-	2	2	6
		====	====	====	====

Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b)

Related to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item in 2009 comprises the lump sum payments ($9m), the IAS 19 settlement loss arising on the pension transfers ($11m) and the costs of the arrangement ($1m). The payments and transfers were made in January 2009.

c)	Primarily related to the closure of certain corporate offices together with severance costs arising from a review of the Group’s cost base.
d)	Relates to the gain on sale of an investment in the EMEA region.
e)	Comprised $20m relating to a North American hotel and $8m relating to a European hotel, arising from a review of estimated recoverable amounts taking into account the prevailing economic climate.
f)

Related to the Americas managed operations, reflecting the impact of the global economic downturn and, in particular, IHG’s funding obligations under certain management contracts with one US hotel owner.

g)	Related to the capitalised value of management contracts and arose from revisions to expected fee income. The impairment was recorded at 30 June 2009 and related to Americas managed operations.
h)

Related to the valuation adjustments required at 30 June 2009 on the reclassification to property, plant and equipment of four North American hotels no longer meeting the ‘held for sale’ criteria of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ as sales were not considered to be highly probable within the next 12 months. The adjustments comprised $14m of depreciation not charged whilst held for sale and $31m of further write-downs to recoverable amounts, as required by IFRS 5.

i)	Relates to available-for-sale equity investments and arises as a result of a prolonged decline in their fair value below cost.
j)

In 2010, relates to tax refunded relating to the sale of a hotel in a prior year. In 2009, related to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

5.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 4), has been calculated using an estimated effective annual tax rate of 28% (2009 22%) analysed as follows.

	2010	2010	2010	2009	2009	2009
3 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	120	(35)	29%	93	(19)	20%

Exceptional items
Continuing operations	6	(4)		(175)	43
Discontinued operations	-	-		2	-
	____	____		____	____
	126	(39)		(80)	24
	====	====		====	====
Analysed as:
UK tax		(4)			(6)
Foreign tax		(35)			30
		____			____
		(39)			24
		====			====

	2010	2010	2010	2009	2009	2009
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	188	(53)	28%	151	(33)	22%

Exceptional items
Continuing operations	4	-		(201)	48
Discontinued operations	-	2		2	4
	____	____		____	____
	192	(51)		(48)	19
	====	====		====	====
Analysed as:
UK tax		(5)			(2)
Foreign tax		(46)			21
		____			____
		(51)			19
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate for the six months ended 30 June would be approximately 34% (2009 39%). Prior year items have been treated as relating wholly to continuing operations.

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

3 months ended 30 June	2010	2010	2009	2009
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit/(loss) available for equity holders ($m)	87	87	(58)	(56)
Basic weighted average number of ordinary shares (millions)	288	288	285	285
Basic earnings per ordinary share (cents)	30.2	30.2	(20.4)	(19.6)
	====	====	====	====
Diluted earnings per ordinary share
Profit/(loss) available for equity holders ($m)	87	87	(58)	(56)
Diluted weighted average number of ordinary shares (millions)	297	297	291	291
Diluted earnings per ordinary share (cents)	29.3	29.3	(19.9)	(19.2)
	====	====	====	====
Adjusted earnings per ordinary share
Profit/(loss) available for equity holders ($m)	87	87	(58)	(56)
Adjusting items (note 4):
Exceptional operating items ($m)	(6)	(6)	175	175
Tax on exceptional operating items ($m)	4	4	(43)	(43)
Gain on disposal of assets, net of tax ($m)	-	-	-	(2)
	____	____	____	____
Adjusted earnings ($m)	85	85	74	74
Basic weighted average number of ordinary shares (millions)	288	288	285	285
Adjusted earnings per ordinary share (cents)	29.5	29.5	26.0	26.0
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	297	297	291	291
Adjusted diluted earnings per ordinary share (cents)	28.6	28.6	25.4	25.4
	====	====	====	====

6.	Earnings per ordinary share (continued)
	6 months ended 30 June	2010	2010	2009	2009
		Continuing operations	Total	Continuing operations	Total
	Basic earnings per ordinary share
	Profit/(loss) available for equity holders ($m)	139	141	(35)	(29)
	Basic weighted average number of ordinary shares (millions)	287	287	284	284
	Basic earnings per ordinary share (cents)	48.4	49.1	(12.3)	(10.2)
		====	====	====	====
	Diluted earnings per ordinary share
	Profit/(loss) available for equity holders ($m)	139	141	(35)	(29)
	Diluted weighted average number of ordinary shares (millions)	296	296	290	290
	Diluted earnings per ordinary share (cents)	47.0	47.6	(12.1)	(10.0)
		====	====	====	====
	Adjusted earnings per ordinary share
	Profit/(loss) available for equity holders ($m)	139	141	(35)	(29)
	Adjusting items (note 4):
	Exceptional operating items ($m)	(4)	(4)	201	201
	Tax on exceptional operating items ($m)	-	-	(48)	(48)
	Gain on disposal of assets, net of tax ($m)	-	(2)	-	(6)
		____	____	____	____
	Adjusted earnings ($m)	135	135	118	118
	Basic weighted average number of ordinary shares (millions)	287	287	284	284
	Adjusted earnings per ordinary share (cents)	47.0	47.0	41.5	41.5
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	296	296	290	290
	Adjusted diluted earnings per ordinary share (cents)	45.6	45.6	40.7	40.7
		====	====	====	====

Earnings per ordinary share from discontinued operations

	2010 3 months ended 30 June cents per share	2009 3 months ended 30 June cents per share	2010 6 months ended 30 June cents per share	2009 6 months ended 30 June cents per share
Basic	-	0.8	0.7	2.1
Diluted	-	0.7	0.6	2.1
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2010 3 months ended 30 June millions	2009 3 months ended 30 June millions	2010 6 months ended 30 June millions	2009 6 months ended 30 June millions
Basic weighted average number of ordinary shares	288	285	287	284
Dilutive potential ordinary shares – employee share options	9	6	9	6
	____	____	____	____
	297	291	296	290
	====	====	====	====

7.	Dividends
		2010 6 months ended 30 June cents per share	2009 6 months ended 30 June cents per share	2010 6 months ended 30 June $m	2009 6 months ended 30 June $m
	Paid during the period:
	Final (declared for previous year)	29.2	29.2	84	83
		====	====	====	====
	Proposed for the period:
	Interim	12.8	12.2	37	35
		====	====	====	====

8.	Net debt
		2010 30 June	2009 30 June	2009 31 December
				restated*
		$m	$m	$m

	Cash and cash equivalents	48	109	40
	Loans and other borrowings – current	(111)	(22)	(106)
	Loans and other borrowings – non-current	(916)	(1,415)	(1,016)
	Derivatives hedging debt values*	(40)	-	(10)
		____	____	____
	Net debt	(1,019)	(1,328)	(1,092)
		====	====	====
	Finance lease liability included above	(205)	(203)	(204)
		====	====	====

*

With effect from 1 January 2010, net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group’s £250m 6% bonds at $415m. An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings. Comparatives have been restated on a consistent basis.

9.	Movement in net debt
		2010 6 months ended 30 June	2009 6 months ended 30 June	2009 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	10	33	(44)
	Add back cash flows in respect of other components of net debt:
	Issue of £250m 6% bonds	-	-	(411)
	Decrease/(increase) in other borrowings	48	(54)	660
		____	____	____
	Decrease/(increase) in net debt arising from cash flows	58	(21)	205

	Non-cash movements:
	Finance lease liability	(1)	(1)	(2)
	Exchange and other adjustments	16	(33)	(22)
		____	____	____
	Decrease/(increase) in net debt	73	(55)	181

	Net debt at beginning of the period	(1,092)	(1,273)	(1,273)
		____	____	____
	Net debt at end of the period	(1,019)	(1,328)	(1,092)
		====	====	====

10.	Capital commitments and contingencies

At 30 June 2010, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $5m (2009 31 December $9m, 30 June $16m).

At 30 June 2010, the Group had contingent liabilities of $10m (2009 31 December $16m, 30 June $36m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum unprovided exposure under such guarantees is $86m (2009 31 December $106m, 30 June $223m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

11.	Events after the reporting period

On 1 July 2010, the Group sold the InterContinental Buckhead, Atlanta for $105m in cash. IHG continues to manage the hotel under a long-term management contract.

Following the 2009 actuarial review of the UK Pension Plan, the Company has agreed with the Plan Trustees to make additional contributions up to a total of £100m by 31 March 2017. The agreement includes three guaranteed additional annual contributions of £10m payable over the period 2010-2012, a 7.5% share of net proceeds from the disposal of hotels and a top-up in 2017 to the £100m total if required. The scheme is formally valued every three years and any valuations could lead to changes in the future amounts payable.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2010 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 11. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months ended 30 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

9 August 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 August 2010